Brocade

1745 Technology Dr., San Jose, CA 95110

T. 408.333.8000 F. 408.333.8101

www.brocade.com

April 9, 2009

Via EDGAR and Facsimile (202) 772-9213

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Cecilia Blye, Chief, Office of Global Security Risk
Pradip Bhaumik, Special Counsel, Office of Global Security Risk
Barbara Jacobs, Assistant Director, Office of Corporation Finance

Re:	Brocade Communications Systems, Inc.
Form 10-K for the Fiscal Year Ended October 25, 2008
Filed December 15, 2008
File No. 0-25601

Ladies and Gentlemen:

Brocade Communications Systems, Inc. (“Brocade”) submits this letter to you in response to your letter of March 31, 2009, which letter sets forth comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing. This letter sets forth our responses to the Staff’s comments. For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

General

1.	We note the disclosure on page 107 of your Form 10-K that you derive revenues from the Middle East and Africa, regions that include Iran, Syria and Sudan. Also, it appears from several dropdown menus on your website that nationals of Cuba, Iran, Sudan, and/or Syria may use your website to make service action requests, register warranty or extended warranty services for certain of your products, request authorization to return material, and reserve spots for your future webcasts. Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Cuba, Iran, Sudan, and Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through affiliates, distributors, resellers, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, and services you have provided to those countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Securities and Exchange Commission

April 9, 2009

We acknowledge the Staff’s comment and confirm that we have previously received inquiries from time-to-time from residents of Cuba, Iran, Sudan and Syria (the “Sanctioned Countries”), both through our website and at various seminars and trade shows, about our products, technologies, and services. As a result of such inquiries, individuals from the Sanctioned Countries received email newsletters and marketing information from us and may have attended web-based informational seminars about our products, technologies and services. We, however, confirm that Brocade has neither sold nor shipped any products, components, equipment or technology to, or performed services in, the Sanctioned Countries. In addition, we do not have any agreements or commercial arrangements with the governments of the Sanctioned Countries or entities controlled by those governments and, to our knowledge, we have not directly activated warranties or registered products in the Sanctioned Countries.

Compliance Policies and Procedures

Brocade actively employs comprehensive policies, procedures and systems for ensuring compliance with U.S. export control and economic sanction laws and regulations. In addition, we educate and train our employees about U.S. export control and economic sanction laws and regulations and how such laws and regulations affect our business. Furthermore, we regularly update and implement policies and procedures for conducting our business in compliance with U.S. Government laws and regulations, where applicable.

As a global company, we sell our products and services both directly (through our field sales organization) and by way of third party OEM partners, integrators and resellers, with a substantial majority of our sales made through our OEM partners. We utilize a number of methods and systems to screen our sales. In the normal course of our business, we collect point of sale data from our internal field sales organization and we receive shipment instructions from our third party OEM partners, integrators and resellers. We then screen this shipment destination information, to, among other things, prevent shipment by us to locations that are subject to U.S. export control laws and economic sanctions, including the Sanctioned Countries. In addition, we maintain provisions in our form sales contracts, including contracts with our OEM partners, integrators and resellers, that require anyone wishing to have a business relationship with Brocade to comply with U.S. export control laws and economic sanctions regulations to the same degree as we do.

In compliance with its policies and procedures, Brocade does not knowingly provide any products, technologies, services, or financial support to the Sanctioned Countries. In addition, to our knowledge, we have not previously, do not currently, and do not intend to conduct business with customers in or connected with any of the Sanctioned Countries.

Compliance Actions

As a result of the Staff’s inquiry, please be advised that the Sanctioned Countries previously listed in the pull-down menus on our website have been removed. In addition, we no longer provide email newsletters, marketing information or web-based informational seminars to residents of the Sanctioned Countries.

2.	Please discuss the materiality of any contacts with Cuba, Iran, Sudan, and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do

Securities and Exchange Commission

April 9, 2009

business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, and Syria.

We acknowledge the Staff’s comment and, as discussed in greater detail in our response to Comment No. 1 above, confirm that our contacts with the Sanctioned Countries have been limited to prior inquiries through our website and at various seminars and trade shows about our products, technologies and services. As a result of such inquiries, individuals from the Sanctioned Countries received email newsletters and marketing information from us and may have attended web-based informational seminars about our products, technologies and services. Brocade, however, does not knowingly provide any products, technologies, services or financial support to the Sanctioned Countries. Accordingly, we have not knowingly received any revenue from, nor do we have any assets or liabilities with, the Sanctioned Countries for the three previous fiscal years ended October 31, 2006, 2007 and 2008 and from November 1, 2008 through April 3, 2009.

* * * * *

Brocade acknowledges that:

•	Brocade is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Brocade may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (408) 333- 8000 with any questions or comments regarding this letter. In addition, we respectfully request that the Staff provide a facsimile of any additional comments the Staff may have to the attention of Tyler Wall, Vice President, General Counsel, at (408) 333-5630, as well as to Katharine Martin of Wilson Sonsini Goodrich & Rosati, our external legal counsel, at (650) 493-6811. Thank you for your assistance.

Sincerely,

Brocade Communications Systems, Inc.

/s/ Richard Deranleau
Richard Deranleau
Vice President, Finance and Chief Financial Officer

cc:	Tyler Wall, Esq., General Counsel
Katharine Martin, Esq., Wilson Sonsini Goodrich & Rosati

3